Legg Mason Partners Diversified Large Cap Growth Fund

Additional Shareholder Information (unaudited)
Results of a Special Meeting of Shareholders

On December 19, 2005, a Special Meeting of Shareholders was held to approve a new management agreement. The following table provides the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes for the matter voted on at the Special Meeting of Shareholders.
Approval of New Management Agreement


Item Voted On
New Management  Votes For    Votes Against Abstentions   Broker Non-Votes
Agreement      5,804,978.626   369,365.393  381,257.736    44,664.000